Filed by HomeGrocer.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: HomeGrocer.com, Inc.
                                                   Commission File No. 000-29789


E-Mail communication posted on HomeGrocer.com intranet on July 11, 2000.


TO:      All HomeGrocer.com Associates

FROM:    Dave Pace

SUBJ:    Merger Update #1

DATE:    July 10, 2000


As we try to keep everyone up to speed with our progress toward the completion of the merger, the following is a recap of last week's activities. We will try to continue these updates on a regular basis as more information becomes available.

     1.   Transition Teams

     In order to begin the planning process for the activities that will need to occur post-closing, a multi-functional transition team was formed involving representatives from both Webvan and HomeGrocer.com. This transition team will be co-chaired by Rex Carter from HOMG and Viveck Joshi from WBVN.

     The purpose of the transition team is to identify the processes, systems and organizations that will need to be integrated post-merger and then outline a work plan which will allow the two companies to complete this integration as soon as possible following the closure of the deal. The activities completed last week centered largely around the identification of issues that would need to be addressed.

     These teams will next meet as a group in a couple of weeks.

     2.   FTC Filing

     As required by law, the details of the proposed merger were filed with the Federal Trade Commission on Monday, July 10th. The purpose of this filing is for the government to have the opportunity to do an initial review of the proposed merger for anti-trust compliance and to then give the approval for the two companies to combine.

     During this review period, which is expected to take approximately 30 days, each company must continue to operate and make business decisions independently of one another. The parties may not coordinate their business decisions prior to the termination of this waiting period.

     3.   Seattle Recruiting

     Many of you in Seattle may have seen the Webvan advertisements in this weekend's paper soliciting candidates for their upcoming opening of the Kent facility. It was important for Webvan to begin their hiring process in order to be prepared for their scheduled opening later this fall.

     While many people may be concerned that this activity could prevent the opportunity for HomeGrocer associates to obtain positions in the Seattle operations post-merger, the reality is that even after the closure of the deal, the size of Webvan facilities will still require several hundred additional associates to be added in Seattle. WBVN and HOMG will be setting up a process by which current HomeGrocer associates will be able to discuss the possibility of moving to these opportunities in Kent and surrounding facilities post-merger.

     4.   Peachnet Q&A

     Answers to merger questions posted on Peachnet are beginning to be added to the site. Additional answers will continue to be added to the site as soon as possible after the questions are received. There are several reasons for the delay in answering these. First, we were initially overwhelmed by a large number of questions from those who posted on the site. Second, we had to identify a cross-functional team that could develop answers to as many questions as we possibly could. Third, for many of the questions that were asked, we just don't have answers to them at this time. Thanks for your patience in waiting for these answers.

     We will continue to try to keep everyone updated as often as possible and whenever significant new information is received. Until then, feel free to continue to ask questions of your supervisor, your People Capability Manager or post your question on Peachnet and it will be answered as fast as we can.

     Thanks for your continued commitment.